

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Nelson José Jamel, CFO
American Beverage Company-AMBEV
Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 Sao Paulo, SP
Federative Republic of Brazil

  Re: American Beverage Company-AMBEV
     Form 20-F for Fiscal Year Ended December 31, 2009
     Filed April 11, 2010
     Supplemental Response
     Filed June 21, 2010
     File No. 001-15194

Dear Mr. Jamel:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

General

1. We note your response to our prior comments two, four, and five. Please confirm that you will provide the disclosure provided in your response letter in future Exchange Act filings, including any amendments to this Form 20-F.

Item 16F – Change in Registrant's Certifying Accountant, page 142

2. We note your disclosure stating that you dismissed your former independent accountant on December 31, 2009, effective in January 2010. However, the report issued by your former independent accountant is dated April 12, 2010, after their dismissal. It appears to us that the fieldwork of your former independent accountant was completed

subsequent to their dismissal. Please revise your disclosure to address this discrepancy in the dismissal date of your former independent accountant.

3. We note your statement that your former independent accountant was not dismissed "due to any disagreement." Please revise to disclose whether there were any disagreements with your former independent accountant during your two most recent fiscal years and the subsequent interim period preceding the dismissal date. Refer to Item 16F(a)(1)(iv) of Form 20-F.

4. In connection with the comments above, please provide an updated letter from your former independent accountant relating to your revised disclosures, as required by Item 16F(3) of Form 20-F.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

General

5. We note your response to our prior comment six. In addition to your disclosure of depreciation, amortization, and impairment charges, employee benefits expenses, and inventories recognized as expenses, please provide us with a discussion of your consideration of the requirement to disclose additional information on the nature of expenses to meet the objectives of paragraphs 104-105 of IAS 1.

Note 7 – Special Items, F-35

6. We note your response to our prior comment seven. Your response explains that a gain was recognized in connection with an indemnification received from Anheuser-Busch InBev N.V./S.A. related to the transfer of the licensing of Labatt branded products to a third party. However, it does not appear that your response adequately explains the increase in future economic benefit resulting from the execution of this indemnification agreement. Please provide us with a discussion of the material terms of this indemnification agreement and explain why the recognition of a gain was deemed to be appropriate under the relevant authoritative literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Fax: +55 (11) 2122-1529